Mail Stop 3561

January 8, 2010

VIA U.S. MAIL

Jonathan C. Gold
Senior Vice President, General Counsel, and Secretary
Quality Distribution, Inc.
4041 Park Oaks Boulevard, Suite 200
Tampa, FL 33610

Re: **Quality Distribution, LLC**
       QD Capital Corporation
       Registration Statement on Form S-4
       Filed December 18, 2009
       File No. 333-163868 & -01 to -14

       Form 10-K for the Fiscal Year Ended December 31, 2008
       March 13, 2009
       Form 10-Q for the Quarterly Period Ended September 30, 2009
       Filed November 6, 2009
       File No. 000-24180

Dear Mr. Gold:

We have limited our review of your filings to the issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Capitalization, page 21

1. We note that in addition to disclosure of the capitalization of QDI and subsidiaries at September 30, 2009, you disclose the changes in the principal balances of your outstanding notes due to the completion of your exchange and tender offers on

October 15, 2009. To provide clearer disclosure of the amounts that changed
subsequent to September 30, 2009, and those that did not, please revise to present
the detail of the total capitalization as of October 15, 2009 next to the September
30, 2009 amounts in the table. Alternatively, you may present the September 30,
2009 capitalization on an actual and pro forma basis as if the October 15, 2009
exchange and tender offers had occurred as of September 30, 2009.

Selected Historical Financial Information, page 22

2. Please revise to either disclose or cross-reference to a discussion thereof, any
   factors that materially affect the comparability of the information provided in
   your Selected Financial Data. Such items may include, but not be limited to, the
   acquisition of Boasso in fiscal 2007, the goodwill impairment in fiscal 2008, and
   accounting changes or other significant or unusual items which may be helpful to
   an investor's understanding of the selected financial data. Refer to the
   requirements of Item 301 of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations

- Overview, page 24

3. We note your disclosure that in the first quarter of 2009 you began consolidating
   certain company-operated terminals and transitioning other company-operated
   terminals to affiliates which resulted in a larger portion of your revenue being
   generated by affiliates. In light of the fact that your disclosure indicates you
   recognize the gross amount of revenue and record the percentage allocated to the
   affiliate as "purchased transportation" expense, please explain to us how you
   continue to meet the requirements for gross revenue recognition as set forth in
   FASB ASC 605-45-45 (EITF 99-19).

– Liquidity and Capital Resources, page 39

4. Please expand your liquidity discussion to cover the three-year period covered by
   the financial statements, using year-to-year comparisons or any other format to
   enhance the reader's understanding. Refer to Instruction 1 to paragraph 303(a) of
   Regulation S-K.

5. Please revise to disclose the estimated amount of capital expenditures expected
   during 2009.

Audited Financial Statements for the year ended December 31, 2008

Statements of Operations, page F-2

6. We note from your disclosure on page 35 of MD&A that the major component of "Other (income) expense" is a $3.4 million gain on the settlement of an acquired pension obligation. Please explain to us the nature and terms of the transaction that resulted in this settlement and tell us how the gain was calculated and why you believe gain recognition is appropriate.

Statement of Cash Flows, page F-8

7. We note that the supplemental disclosures of non-cash information include a $2.95 million amount for the transfer of tractors from other assets to fixed assets in the year ended December 31, 2007. Please provide us details of this transaction and explain why tractors were included in "other assets" on the balance sheet prior to the transfer. As part of your response, please tell us if these assets were being depreciated prior to the transfer and tell us if there are any tractors currently included in the "Other assets" category at December 31, 2008 and 2007. If so, please explain why and tell us if these assets are being depreciated.

Notes to the Audited Financial Statements

– General

8. We note from your disclosure on page 11 of the Risk Factors section, that Apollo and its affiliated funds own or control approximately 53.3% of QDI's outstanding common stock and have the effective power to control the vote on substantially all significant matters without the approval of other stockholders. Please revise the footnotes to the financial statements to disclose the existence of this potential control relationship with respect to your outstanding common shares. Refer to the requirements of paragraph 2 of SFAS 57.

Note 2. Significant Accounting Policies

– Accrued Loss, Damage and Environmental Claims, page F-11

9. We note your disclosure that effective March 31, 2008 you have a $2.0 million deductible per incident for bodily injury and property damage, an amount that was decreased from a $5 million per incident deductible prior to March 31, 2008. Please explain to us the reason for your decrease in deductible. Also, tell us the nature and amount of the effects, if any, this decrease in deductible had on your claims accrual during the year ended December 31, 2008.

– Other Service Revenue, page F-12

10. We note that a significant part of other service revenue in fiscal 2008 consists of "container revenues." Please explain to us, and revise your note to disclose the nature of container revenue and your accounting policy for recognizing that revenue.

Note 4. Acquisitions

11. We note from the disclosures included in Note 4 that a significant portion of the purchase price for Boasso was allocated to goodwill. Please revise the notes to the Company's financial statements to disclose the primary reasons for the acquisition transaction, including the factors that contributed to a purchase price that resulted in the recognition of goodwill. Refer to the disclosure requirements outlined in paragraph 51b of SFAS No.141.

Note 11. Goodwill and Intangible Assets, page F-21

12. We note that as of December 31, 2008 and 2007 the goodwill balance was $173.5 million and $173.6 million, respectively. Please revise to include disclosure of goodwill by reportable segment and any changes in the allocation of goodwill by segment. See ASC 350-20-50-1.

13. We note your disclosure that you perform the goodwill impairment test annually during the second quarter with a measurement date of June 30th and no impairment was determined to have occurred as of June 30, 2008. In light of your disclosures in MD&A that revenue in 2008 from the pre-existing business was affected by the continuing softness in the housing and automotive industries and general weakening of the economy, please tell us if you performed an interim impairment analysis as of December 31, 2008. If not, please tell us why you believe an interim impairment analysis was not necessary at that time.

Note 13. Long Term Indebtedness, page F-22

14. We note that during 2008 you repurchased $24.2 million of the 9% Notes for $7.7 million plus accrued interest of $.2 million resulting in a pre-tax gain on extinguishment of debt of $16.5 million. Please explain to us how you were able to repurchase these 9% senior notes for a gain. As part of your response, please tell us if any of the debt holders were related parties.

Unaudited Interim Financial Statements for the Nine Months Ended September 30, 2009

Statement of Operations, page F-54

15. We note that the weighted-average number of shares used in the basic EPS calculation for both the three months and nine months ended September 30, 2009 appears to be significantly less than the number of shares reported as outstanding on the statements of shareholders' equity for those time periods. Please explain to us how you determined the weighted-average number of shares used in the basic EPS calculation for those two periods.

Statements of Cash Flows, page F-58

16. We note that the adjustments to reconcile net income to net cash provided by (used in) operating activities include a $42.5 million provision for deferred tax asset valuation allowance. Please explain to us the nature of this amount and the facts and circumstances that gave rise to this provision.

Note 1. Summary of Significant Accounting Policies

– New Accounting Pronouncements, page F-59

17. We note your disclosure that the redeemable noncontrolling interest consists of preferred stock issued by a subsidiary of QDI that is held by holders other than QDI, and that these holders have the right to cause you to redeem your shares of preferred stock. Please tell us, and disclose in the notes to the financial statements the nature of the terms and conditions of the preferred stock that would cause you to be obligated to redeem the shares. Also, please tell us and disclose in the notes to the financial statements how you determined the fair value of the noncontrolling interest at January 1, 2009 (upon adoption of SFAS No. 160) and at September 30, 2009, and disclose how you will record any subsequent adjustments to the initial fair value. See guidance in FASB ASC 480-10-S99-3A (EITF Topic D-98). Additionally, we believe that the audited financial statements as of December 31, 2008 should be revised to recaption the minority interest as "redeemable noncontrolling interest" consistent with the presentation in the September 30, 2009 financial statements. As outlined in paragraph 5 of SFAS No. 160, the presentation and disclosure provisions are to be applied retrospectively for all periods presented. Also, please explain why there were no net earnings or losses attributed to the redeemable non-controlling interest during the periods presented in the financial statements.

18. We note that neither your statement of shareholders' equity nor the notes to the financial statements include a reconciliation of equity attributable to the redeemable noncontrolling interest. Please note that if there are any changes to the balance of the redeemable noncontrolling interests, such as for subsequent adjustments of redeemable equity to the redemption value, FASB ASC 810-10-

50-1A(c) requires you to reconcile changes in total equity (both permanent and temporary) each reporting period. Although it can be included in the same table or disclosure, the reconciliation of redeemable noncontrolling interests should be presented separately from, and the totals should not be combined with, the permanent equity amount.

Note 11. Subsequent Events, page F-75

19. We note your disclosure that in connection with an exchange offer completed on October 15, 2009, you received approximately $83.6 million of your 9% Notes in exchange for the issuance of approximately $80.7 million aggregate principal amount of 11.75% Senior Subordinated PIK Notes due 2013 and approximately 1.75 million warrants as well as the payment of approximately $1.8 million in cash. In light of the differences in the interest rates and other terms of the exchanged notes, and the additional cash and warrants issued, please explain to us and in Note 11 how you accounted for this exchange, including any gain or loss recognized. Also, please tell us and explain in Note 11 how you determined the value of the warrants issued and how you have accounted for these warrants in your financial statements. Additionally, please explain how you accounted for the issuance of the 2012 Notes in exchange for new 10% Senior Notes due 2013, including the amount of any gain or loss recognized.

20. We note from the disclosure included in Note 11 that the 2013 Notes and the 2013 PIK Notes that were issued in October of 2009 are fully and unconditionally guaranteed on a joint and several basis by QDI, the Company's other subsidiary guarantors and certain of the Company's future U.S. restricted subsidiaries. Please tell us and revise the notes to the Company's financial statements to indicate whether the Company and all of the subsidiary guarantors are 100% owned by QDI as required by Rule 3-10(d) of Regulation S-X.

    Also, we note that the Company has included condensed consolidating financial information in Note 12 with respect to the parent, the issuers and the guarantor and non-guarantor subsidiaries of the Company's 9% Senior Subordinated Notes due 2010 and the Senior Floating Rate Notes due 2012. Please tell us and revise Note 12 to the interim financial statements and Note 20 to the audited financial statements to clarify whether these same guarantor and non-guarantor subsidiaries are applicable to the 2013 Notes and the 2013 PIK Notes. Alternatively, if there are different guarantors for these obligations, please revise the notes to the Company's annual and interim financial statements to include the condensed consolidating financial information required by Rule 3-10(d) of Regulation S-X.

    Also, please revise the notes to the financial statements to include the disclosures required by Rule 3-10(i)(9) and (10) of Regulation S-X with respect to the 2013 Notes and the 2013 PIK Notes, as applicable.

21. We note your disclosure that on October 10, 2009 you sold substantially all of the operating assets of your QSI tank wash subsidiary and as of September 30, 2009 the assets related to this subsidiary are presented as held for sale. Please tell us why you have not presented the operations of this subsidiary as discontinued operations on the statement of operations for the nine months ended September 30, 2009. See guidance in FASB ASC 205-20-45 (paragraphs 41-44 of SFAS No. 144)

Exhibit 5.1

22. In the listing of assumptions on page 3, please have counsel delete assumption (c). These assumptions appear to form the fundamental basis of a legal conclusion that should be opined upon by legal counsel.

23. Please have counsel reconcile the first full paragraph on page 4 with the previous paragraph by including in the jurisdictional limitation the statement "other than as set forth above."

24. Please have counsel delete the last sentence on page 4 or refile the opinion dated the date of effectiveness.

Exhibit 5.2

25. In the listing of assumptions on page 2, please have counsel delete assumption (c). These assumptions appear to form the fundamental basis of a legal conclusion that should be opined upon by legal counsel.

26. Please have counsel revise its opinion letter to opine whether the guarantees are binding obligations under New York law.

Exhibit 5.3

27. Counsel may not limit reliance. Accordingly, please have counsel delete the last sentence on page 2.

Exhibit 5.4

28. In the listing of assumptions on page 4, please have counsel delete assumption (iv). Alternatively, please provide an explanation for the assumption that "the transactions contemplated by the Indentures serve legitimate corporate purposes of and are fair to Boasso"

29. We view the statement "that a Louisiana lawyer exercising customary professional diligence would reasonably be expected to recognize as being applicable to such opinions" as an unacceptable practice qualification. Please have counsel delete this qualification.

30. Please have counsel delete paragraph 5.5 or refile the opinion dated the date of effectiveness.

31. Counsel may not limit reliance. Accordingly, please have counsel delete the last sentence of paragraph 5.7

Exhibit 5.5

32. Counsel may examine any documents it feels that it needs to render its opinion. Therefore, please have counsel revise Opinion 1 to remove the implication that its opinion is based solely upon examination of the Nevada Guarantor Good Standing Certificate.

33. Counsel may not limit reliance. Accordingly, please have counsel delete the first sentence of the last paragraph on page 5.

Exhibit 12.1 Ratio of Earnings to Fixed Charges

34. The statement following the table which indicates that "for the nine months ended September 30, 2009 and 2008, earnings were insufficient to cover fixed charges by approximately $111.2 million and $1.0 million" is inconsistent with the amounts presented in the table which indicate that the deficiency for the nine months ended September 30, 2009 was $148,152. Please reconcile and revise these amounts.

35. We note from the disclosure included in Note 11 that the Company completed an exchange offer in October 2009 in which the 2013 Notes and the 2013 PIK Notes were issued to retire $134.5 million of the Company's 2012 Notes and $83.6 million of the Company's 9% Notes. If this exchange transaction is expected to impact the Company's historical ratio of earnings to fixed charges by ten percent of more, please revise Exhibit 12.1 to include the calculation of the pro forma ratio of earnings to fixed charges for the latest fiscal year and subsequent interim period presented giving effect to the exchange transaction. Refer to the guidance outlined in Item 503(d) of Regulation S-K.

Also, please include disclosure of the Company's historical ratios of earnings to fixed charges and its pro forma ratios of earning to fixed charges for the latest fiscal year and subsequent interim period presented in your Summary Financial

Information on page xi. Refer to the guidance in Instruction 2(D) to Item 503(d) of Regulation S-K.

Exhibit 23.1 Consent of PricewaterhouseCoopers LLC

36. Please include a currently dated consent of the independent registered certified public accounting firm in any future amendments to the Form S-4 registration statement.

Other

37. In the event of a delay in the effectiveness of the Form S-4 registration statement, please update the financial statements and related disclosures as required by Rule 3-12 of Regulation S-X.

Quality Distribution Inc. Annual Report on Form 10-K for the year ended December 31, 2008

Quarterly Report on Form 10-Q for the Quarter ended September 30, 2009

38. Please address our comments on the financial statements and related disclosures included in the Form S-4 registration statement of Quality Distribution LLC in an amendment to the Annual Report on Form 10-K and the Quarterly Report on Form 10-Q of Quality Distribution, Inc., where applicable.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Linda Cvrkel at (202) 551-3813 if you have any questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3217 or, in his absence, me at (202) 551-3412 with any other questions.

Sincerely,

Amanda Ravitz
Branch Chief – Legal

cc: Via facsimile (312) 984-3150
       William E. Turner II , Esq.
       Barack Ferrazzano Kirschbaum & Nagelberg LLP